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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $643,000, and an affiliate of the Adviser, which invested roughly $71,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Rental home community near Columbia, SC

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

[All photos should include caption:] Similar home by the same homebuilder (illustrative purposes only).

___

We've invested roughly $714,000 to acquire three brand new single-family homes within The Valley community of Elgin, South Carolina, with plans to acquire a total of 10 rental homes in the community in early 2022. Elgin is part of the greater Columbia metropolitan area, about 25 minutes northeast of downtown.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our 2021 year-end letter and explored in depth in our 2021 Q3 update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $643,000 and the Growth eREIT VII, which invested $71,000.

Strategy

This investment follows a Value-Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at The Valley is an all-cash purchase of three finished homes within the community, which is still under construction. Our intent is to acquire and lease up an additional seven homes as they deliver, eventually taking ownership of 10 homes within the community in early 2022. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 10 homes will be roughly $2.5 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Great location:** As the capital of South Carolina and the state's second largest city, Columbia not only has major employers such as the state government and the University of South Carolina, but is also the home of the largest urban revitalization project in a downtown city east of the Mississippi. While the 2020 Census found that Columbia saw only modest population growth at about 6%, its nearby, surrounding towns added population at blistering rates, such as Chapin, which grew over 25%.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes directly from a nationally recognized homebuilder. Once our investment in the 10 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com



FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $2,322,000, and an affiliate of the Adviser, which invested roughly $258,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Rental home community near Tampa, FL

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $2.6 million to acquire 10 brand new single-family homes within the Ruskin Reserve community of Ruskin, Florida, with plans to acquire a total of 94 rental homes in the community over roughly the next year. Ruskin is part of the greater Tampa-St. Petersburg-Clearwater metropolitan area, about 30 minutes south of downtown.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our 2021 year-end letter and explored in depth in our 2021 Q3 update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $2,322,000 and the Growth eREIT VII, which invested $258,000.

Strategy

This investment follows a Value-Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at Ruskin Reserve is an all-cash purchase of ten finished homes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of 94 homes within the community. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 94 homes in the completed community will be roughly $22.4 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Great location:** Ruskin is part of the Tampa-St. Petersburg-Clearwater metropolitan area and contributes to a diversified economy based on finance, retail, healthcare, insurance, international shipping, and tourism. According to the U.S. Census, the Tampa MSA grew by more than 14% over the past decade, about double that of the national average.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 94 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com

Rental home community near Tampa, FL

We've acquired ten single-family rental homes within the Ruskin Reserve community of Ruskin, Florida, with plans to acquire a total of 94 rental homes in the community over roughly the next year.



 **94 READY-TO-RENT SINGLE-FAMILY HOMES**

 **$22.5 MILLION INVESTMENT**

 **ABOUT 30 MINUTES SOUTH OF TAMPA, FL**

 **HOMES PURCHASED IN BATCHES AS CONSTRUCTION COMPLETES**



Our Value-Add strategy focuses primarily on acquiring existing properties below replacement cost and investing capital to increase their competitiveness.


Opportunistic
Value add
Core plus
Fixed income
Potential return
Relatively lower risk
Relatively higher risk

- **Risk-return profile:** Moderate to high
- **Expected timing / delay of returns:** Several months to a year
- **Expected source of returns:** Growth with some income

Our intent with this and other investments in single-family rental home communities is to build a scaled portfolio that generates income through rental payments from tenants, while these properties also have the potential to grow in value over time.


RENTAL INCOME
APPRECIATION

Ruskin is part of the Tampa MSA, where the population grew 14% over the past decade according to the US Census, securing its place as the state's second largest MSA, behind Miami.


CLEARWATER
TAMPA
4
275
41
ST. PETERSBURG
Ruskin Reserve
41

Our single-family rental home portfolio now consists of 57 communities, strategically distributed across 20 separate metropolitan areas in 9 states, particularly focused in the Sunbelt.

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